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                                                                  EXHIBIT 2(b)

                         THE PARKSTONE ADVANTAGE FUND

                       AMENDMENT TO CODE OF REGULATIONS

Amended:  February 10, 1994

         ARTICLE II, Section 2.1 of the Trust's Code of Regulations is amended by deleting such Section 2.1 in its entirety and by substituting in place thereof the following new Section 2.1:

                  2.1      Number and Term of Office

                           (a) The number of Trustees shall be fixed from time
                  to time by the Trustees, but shall not be less than three
                  (3) nor more than ten (10), provided, however, that if there are less than three (3) Shareholders, the number of Trustees may be less than three (3), but not less than the number of Shareholders and in no event less than one (1). Each Trustee shall hold office until the next meeting of Shareholders following his or her election or appointment as Trustee at which Trustees are elected and until his or her successor shall have been elected and qualified.

                           (b) To be eligible for election or appointment as a
                  Trustee, a person must be less than 65 years of age. At the end of the month in which any Trustee attains age 65, such Trustee's qualification to serve shall cease, his or her trusteeship shall be deemed vacated and such person shall thereafter not be eligible for election or appointment to the Board; provided, however, that the foregoing shall not disqualify or render ineligible for service persons serving as Trustees and who are 65 years of age or older as of February 10, 1994, and provided further, that such persons shall remain eligible for service through December 31, 1995, immediately after which date such persons' eligibility to serve shall cease.